FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Acquisition of Stake in Pharmaceutical and Chemical Company, MBS Co., Ltd.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 25, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2011

MITSUI & CO., LTD.

By:	/s/ Joji Okada
Name:	Joji Okada
Title:	Executive Managing Officer
Chief Financial Officer

April 25, 2011

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Acquisition of Stake in Pharmaceutical and Chemical Company, MBS Co., Ltd.

Mitsui & Co., Ltd. (“Mitsui,” Head office: Tokyo, President and CEO: Masami Iijima) has decided to acquire a 100% stake in MBS Co., Ltd. (“MBS,” Head office: Tokyo, President & CEO, Hiroshi Tsunekawa), a wholly owned subsidiary of Mercian Corporation (“Mercian,” Head office: Tokyo, President & CEO, Toru Suzuki), that will succeed Mercian’s pharmaceutical and chemical businesses by demerger (absorption-type split), and today Mitsui and Mercian entered into a share transfer agreement in relation to this acquisition.

In the medical and healthcare business area as one of Mitsui’s core business area, Mitsui has already developed a variety of businesses in both pharmaceutical business (including supporting pharmaceutical manufacturing, distribution and sales) and healthcare services business (including supporting operation and management of hospitals and clinics, and healthcare-related information services). Specifically, Mitsui has over 40 years’ business experience in pharmaceutical contract manufacturing organization (CMO) business, and has built up relationships with pharmaceutical companies both within Japan and overseas through the supply of raw materials.

Mercian has pharmaceutical business, such as manufacture, contract manufacturing and sales of pharmaceutical ingredients and intermediates, and also has chemical business, such as manufacture and sales of food additives and industrial chemicals, by applying its unique manufacturing technologies and know-how combined with biotechnology and fermentation technology. In China, Mercian engages in manufacture and sales of anti-cancer agents through its affiliated company, Shenzhen Main Luck Pharmaceuticals Inc.

Mitsui, through MBS as a core company in its pharmaceutical CMO business, will strive to strengthen its CMO business by utilizing MBS’s unique manufacturing technologies, know-how and development capabilities. Mitsui will also strive to increase the corporate value of MBS by expanding sales of MBS’s leading products (anti-cancer agents) through Mitsui’s global network, strengthening and developing MBS’s manufacturing technologies by combining new technologies from other CMO companies, and introducing new pharmaceutical products and supplying raw materials to Shenzhen Main Luck Pharmaceuticals Inc. Moreover, Mitsui plans to expand its pharmaceutical business in China through Shenzhen Main Luck Pharmaceuticals Inc., which possesses business bases throughout China.

Mitsui plans to change the corporate name of MBS to MicroBiopharm Japan Co., Ltd. (provisional name) upon completion of this acquisition.

Mitsui is currently analyzing the impact of this acquisition on Mitsui’s consolidated financial results in the fiscal year ending March 31, 2012.

1. Changes in Mitsui’s Shareholdings in MBS

Shares held by Mitsui before change	0 shares
Acquired shares	1,000 shares (100% of total shares issued)
Shares held by Mitsui after change	1,000 shares (100% of total shares issued)

2. Schedule

Date of entry into share transfer agreement:	April 25, 2011
Date for absorption-type split:	July 1, 2011 (scheduled)
Date for transfer of shares:	July 1, 2011 (scheduled)

3. Corporate profile of MBS

Corporate name	MBS Co., Ltd.

Address	1-5-8, Kyobashi, Chuo-ku, Tokyo

Representative	President & CEO, Hiroshi Tsunekawa

Business activities

Manufacture and contract manufacturing of active pharmaceutical ingredients by utilizing fermentation and enzymatic technology.

Manufacture and sales of pharmaceutical products through Shenzhen Main Luck Pharmaceuticals Inc. in China.

Offices	Laboratory and factory in Iwata (Shizuoka Prefecture), Factory in Yashiro (Kumamoto Prefecture)

Main affiliated company	Shenzhen Main Luck Pharmaceuticals Inc. (Location: China, MBS’s shareholdings: 34.2%)

Sales amount	JPY7.6 billion (in the fiscal year ended December 31, 2010) (*) <Reference> Amount of sales of Shenzhen Main Luck Pharmaceuticals Inc.: RMB470 million (in the fiscal year ended December 31, 2010)

Capital	JPY10 million

Date of establishment	April 11, 2011

Major shareholder and ownership (after change)	Mitsui 100%

(*)	This sales amount, which is unaudited, is the one of pharmaceutical and chemical businesses which MBS will inherit from Mercian by absorption-type split.

4. Corporate profile of Mercian

Corporate name	Mercian Corporation

Address	1-5-8, Kyobashi, Chuo-ku, Tokyo

Representative	President & CEO, Toru Suzuki

Business activities	Manufacture and sales of alcoholic beverages, mainly wine, chemicals, pharmaceuticals and animal feedstuffs

Capital	JPY20,972 million (as of December 31, 2010)

Date of establishment	December 4, 1934

Major shareholder and ownership	Kirin Holdings Company, Limited 100%

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-6645

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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